EXHIBIT 12
JOHNSON & JOHNSON AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$15,471	$13,775	$12,361	$16,947	$15,755
Fixed Charges, less Capitalized Interest	603	657	675	555	558
Total Earnings as Defined	$16,074	$14,432	$13,036	$17,502	$16,313
Fixed Charges:
Estimated Interest Portion of Rent Expense	121	125	104	100	107
Interest Expense before Capitalization of Interest	587	647	655	528	552
Total Fixed Charges	$708	$772	$759	$628	$659
Ratio of Earnings to Fixed Charges	22.70	18.69	17.18	27.87	24.75
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(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.